Exhibit 99.13

Meliá Hotels International Expands Loyalty Program Services with Points.com

Members can now exchange, trade, and redeem MeliáRewards points to enjoy more rewards

TORONTO (May 16, 2013) — Points (TSX: PTS; NASDAQ: PCOM), global leader in reward currency management, officially launches MeliáRewards loyalty program on www.Points.com. This expansion of services with Meli&aacute; Hotels International enables its loyalty members to exchange, trade, and redeem their points online.

MeliáRewards first joined the Points partner network in December of last year to offer its members the ability to buy and gift Meli&aacute;Rewards points. The success of this partnership prompted Meli&aacute; Hotels International to enhance their loyalty program with the unique products offered by Points.

“We are thrilled to expand our partnership with MeliáRewards with the consumer hub at Points.com” says Rob MacLean, Chief Executive Officer of Points. “This product expansion brings more flexibility to the loyalty program members of Spain’s leading hotel chain and allows us to work together to further the success of our respective businesses,” says MacLean.

Meliá Hotels International joins many of the world’s leading loyalty programs on Points.com including Cathay Pacific’s Asia Miles, American Airlines AAdvantage, Amtrak Guest Rewards, Delta SkyMiles, Icelandair’s Saga Club, and US Airways Dividend Miles among many others.

“The unanimously positive response of MeliáRewards members to the added functionality last year made expanding our partnership with Points the obvious next step in improving our loyalty program,” says André Gerondeau, EVP Hotels, Meliá Hotels International. “Joining the Points.com platform enables us to enhance our member offerings, building on our commitment to offer extraordinary experiences to travelers as they enjoy hundreds of our properties worldwide.”

Points works in partnership with all active loyalty and reward programs to ensure transactions are fully sanctioned by the program operators. For more information on the consumer hub Points.com, follow @PointsAdvisor on Twitter and become a fan on Facebook. For more information on Points follow @PointsBiz on Twitter and read Points Loyalty News blog.

About Points

Points, publicly traded as Points International Ltd. (TSX: PTS; NASDAQ: PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations.

Points’ solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 45 partners worldwide. In addition to these services, Points’ unique SaaS products allow eCommerce merchants to add loyalty solutions directly to their online stores, rewarding customers for purchases at the point-of-sale.

Points has been widely recognized among the loyalty and technology communities alike. The Company was named the 4th largest Canadian software company and the 40th largest Canadian technology company by the 2013 Branham300 list. Points also ranked 40th among PROFIT Magazine's top 200 Canadian companies by five-year revenue growth. For more information on Points, please visit www.Points.com, follow us @PointsBiz on Twitter or read the Points Loyalty News blog.

About Meliá Hotels International

Meliá Hotels International was founded in 1956 in Palma de Mallorca (Spain) and is one of the world’s largest resort hotel chains, as well as Spain’s leading hotel chain. It currently operates and distributes more than 350 hotels and 90,000 rooms in 35 countries on 4 continents under its brands: Gran Meliá, Meliá, ME, Innside, Tryp by Wyndham, Sol and Paradisus. Its product and service portfolio is complemented by Club Meliá, the only vacation club operated by a Spanish company.

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For more information contact:

Points

Investor relations:
Laura Bainbridge/Kimberly Esterkin, Addo Communications
T.310.829.5400; E. laurab@addocommunications.com; kimberlye@addocommunications.com

Media relations:
Fiona Pincente
Corporate Communications Manager, Points
T. 416.596.6370 x3130; E. fiona.pincente@points.com

Meliá Hotels International

Press enquiries:
Department of Communication
Tel. +34 971 22 44 64; comunicacion@melia.com